SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008
Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SECOND QUARTER 2008 CONSOLIDATED RESULTS

July 30, 2008 – VIVO Participações S.A. announces today its consolidated results for the second quarter 2008 (2Q08) and for year 2008. The Company’s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law, and the comparable figures refer to the second quarter 2007 (2Q07), except as otherwise mentioned.

In the second quarter 2008, Vivo consolidated its leadership position on the Brazilian market in number of customers, which was mainly due to its recognized services quality, strategy and position in the Mother’s Day and Valentine’s Day campaigns and to the conclusion of the purchase of Telemig Celular Participações (herein referred to as Telemig) on April 03, 2008. In addition to reaching the outstanding benchmark of 40.4 million customers in the end of June, Vivo has continued to obtain the best quality acknowledged by its customers, being one of the companies with lowest number of complaints filed with ANATEL. Worthy of mention is also the IR Magazine Brazil Awards 2008 Prize as Largest Evolution in Investor Relations, evidencing its commitment with transparence and trust with the market.

Prices as of
29/07/2008

Per share
ON - VIVO3 - R$ 9.84
PN - VIVO4 -  R$ 8.18
ADR – VIV – US$ 5.19

Capital Stock
06/30/2008

Free Float- ON Shares        10.5%
Free Float- PN Shares         50.9%
Free Float- Total                 36.2%
Treasury Shares                    0.3%
Controlling Group              63.5%
Total ON Shares       536,601,378
Total PN Shares        937,476,042

Stock Performance
in 2Q08

Market Cap R$ 15,410 million as of 06/30/2008

HIGHLIGHTS

  In June, the customer base reached 40,435 thousand customers, already considering those obtained with the purchase of Telemig, with a 30.4% market share;

  In 2Q08, Vivo was the leading company in net addition, reaching 2,125 thousand customers, the highest market share, reflecting the success of the Mother’s Day and Valentine’s Day campaigns;

  Highest market share of net additions in 2Q08, in the postpaid segment, with 36.6%;

  The GSM operation achieved more than 22.5 million accesses, representing more than 55% of the total customer base;

  Maintenance of domestic market leadership;

  Service Revenue of R$3,390.0 million, an increase of 14.4% over 2Q07 and of 1.3% over 1Q08;

  Self-supported data and VAS revenue, which grew 52.7% in relation to 2Q07, representing 10.4% of the net service revenue in 2Q08;

  EBITDA margin in the quarter of 23.2% growing 0.6 percentile points over 2Q07. EBITDA reached R$ 879.3 million in the quarter, a growth of 16.0% over 2Q07;

  Control over structural costs, which recorded a reduction of 4.7% in the quarter, in comparison with 2Q07;

  The provision for bad debt was R$ 90.8 million in the quarter, representing 1.7% of the gross revenue, which represents a reduction of 15.8% in relation to 2Q07, keeping control over default;

  The net debt recorded the amount of R$3,574.3 million in 2Q08, representing an increase of 7.1% in relation to 2Q07. In return, the figures referring to cash and investments increased by 171.6%, as a result of the conclusion of the acquisition and consolidation of Telemig;

  Conclusion of the Voluntary Public Tender Offer for the preferred shares and beginning of the Mandatory Tender Offer for Disposal of Share Control (Tag Along) for acquisition of the outstanding shares of Telemig Celular Participações and Telemig Celular.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

On April 13, 2008, Vivo completed five years of existence. This date was celebrated with Vivo managing to have a long-time dream become true: its coverage arrived to Minas Gerais state, the third largest Brazilian economy. After the beginning of the operation in that state, the company added 3.9 million new customers to its base and more than 580 thousand square meters (total area of Minas Gerais state) to its goal of covering the whole Brazilian territory.

In the quarter, we reached the significant benchmark of 40.4 million customers, leading the net additions market share with 2.1 million new customers. This result is an evidence that the strategy of placing the focus on offer quality of products, services and assistance and of everything that is important to customers was a successful decision. Worthy of mention in the period is also the excellent sales performance in the Mother’s Day and Valentine’s Day campaigns.

Being committed with the profitable growth goal, we exercised a strict control over manageable and acquisition costs in the period, reducing the SAC by more than 17% in relation to the same period in the previous year. At the same time, we carried out aggressive actions for stimulating use, which contributed to increase the total traffic by approximately 47%, increasing the MOU rates – especially the outgoing MOU, which reduces even more our dependence on the interconnection traffic.

By the end of June, Vivo accounted for more than 500 thousand wide-band users. We are by far, the leading wireless broadband carrier with more than 1.1 million monthly games, tones and images downloads and more than 300 thousand monthly songs downloads, which makes us the largest virtual music store in Latin America. With five years of existence, we are, indeed, a young company. However, our curriculum of achievements excites many mature companies’ envy.

ROBERTO LIMA
CEO

Basis for presentation of results

Figures disclosed are subject to differences, due to rounding-up procedures. Information for 1Q08, 2Q07, 2007 year-to-date and 2008 year-to-date was prepared in combination with the results of Telemig Celular Participações, thus allowing comparison with the current quarter results, in which Telemig data are already consolidated and, whenever applicable, re-classified. Vivo is implementing accounting adjustments related to CVM Instruction 469, the application of which did not produce any effect over the result.

HIGHLIGHTS
						Combined
	Consolidated	Combined		Combined		Accum
R$ million	2 Q 08	1 Q 08	Δ%	2 Q 07	Δ%	2008	2007	Δ%

Net operating revenue	3,791.3	3,681.3	3.0%	3,358.5	12.9%	7,472.6	6,522.2	14.6%
Net service revenues	3,390.0	3,347.2	1.3%	2,962.8	14.4%	6,737.2	5,868.0	14.8%
Net handset revenues	401.3	334.1	20.1%	395.7	1.4%	735.4	654.2	12.4%
Total operating costs	(2,912.0)	(2,376.5)	22.5%	(2,600.7)	12.0%	(5,288.5)	(4,889.9)	8.2%
EBITDA	879.3	1,304.8	-32.6%	757.8	16.0%	2,184.1	1,632.3	33.8%
EBITDA Margin (%)	23.2%	35.4%	-12.2 p.p.	22.6%	0.6 p.p.	29.2%	25.0%	4.2 p.p.
Depreciation and amortization	(735.4)	(720.7)	2.0%	(652.3)	12.7%	(1,456.1)	(1,273.9)	14.3%
EBIT	143.9	584.1	-75.4%	105.5	36.4%	728.0	358.4	103.1%
Net income	(59.5)	256.2	n.a.	(65.1)	-8.6%	196.7	(41.7)	n.a.

Capex	1,558.6	268.8	479.8%	360.5	332.3%	1,827.4	607.3	200.9%
Capex over net revenues	41.1%	7.3%	33.8 p.p.	10.7%	30.3 p.p.	24.5%	9.3%	15.1 p.p.
Operating cash flow	(679.3)	1,036.0	n.a.	397.3	n.a.	356.7	1,025.0	-65.2%
Change in working capital	1,168.4	(1,155.8)	n.a.	(362.8)	n.a.	12.6	(606.8)	n.a.

Customers (thousand)	40,345	38,309	5.3%	33,786	19.4%	40,345	33,786	19.4%
Net additions (thousand)	2,125	925	129.7%	1,259	68.8%	3,050	1,297	135.2%

                                    Operating Cash Flow

Investment of R$1,875.6 million in the acquisition of Telemig and of the licenses

The Cash Flow records a negative result of R$ 588.9 million in the quarter, due to the additions in the intangible property, plant and equipment and equipment. The operating cash flow (EBITDA-CAPEX) recorded a negative result of R$ 757.6 million in the quarter due to the accounting of the investments made in the period. The operating cash flow plus the change in working capital recorded a revenue of R$ 489.1 million, reverting the expense recorded in 1Q08 arising out of cash consumption for payment of the Fistel Fee in March, in the amount of R$ 463.8 million.

                                      Capital Expenditures (CAPEX)

Investments were concentrated in the 3G license

Vivo has continued to expand its coverage in order to meet the increase in the customer base and to expand its GSM network into other locations, now including the municipalities of Minas Gerais state and the 3G licenses accountability. From a cash viewpoint, Vivo disbursed only 10% of that total, recording an amount of R$ 1,558.6 million in CAPEX, or 41.1% of its net revenue. If we exclude the 3G value from the investments, the CAPEX would be R$ 435.7 million, representing 11.5% of the net revenue. This investment made it possible for Vivo to keep its coverage leadership and meet Anatel’s quality goals.

CAPEX - VIVO
				Combined
	Consolidated	Combined	Combined	Accum
R$ million	2 Q 08	1 Q 08	2 Q 07	2008	2007

Network	251.3	138.4	200.3	389.7	302.8
Technology / Information System	44.2	42.6	53.4	86.8	101.2
Licenses	1,201.2	0.0	0.0	1,201.2	0.0
Adjust of Licenses to Present Value (Inst CVM 469/08)	(78.3)	0.0	0.0	(78.3)	0.0
Products and Services. Channels. Administrative and others	140.2	87.8	106.8	228.0	203.3
Total	1,558.6	268.8	360.5	1,827.4	607.3

% Net Revenues	41.1%	7.3%	10.7%	24.5%	9.3%

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	2 Q 08	1 Q 08	Δ%	2 Q 07	Δ%

Total number of customers (thousand)	40,435	38,309	5.5%	33,786	19.7%
Contract	7,745	7,307	6.0%	6,468	19.7%
Prepaid	32,690	31,002	5.4%	27,318	19.7%
Market Share (*)	30.4%	30.4%	0.0 p.p.	31.7%	-1.3 p.p.
Net additions (thousand)	2,125	925	129.7%	1,259	68.8%
Market Share of net additions (*)	28.9%	19.1%	9.8 p.p.	27.9%	1.0 p.p.
Market penetration	69.4%	65.8%	3.6 p.p.	56.3%	13.1 p.p.
SAC (R$)	86	88	-2.3%	104	-17.3%
Monthly Churn	2.6%	2.8%	-0.2 p.p.	2.5%	0.1 p.p.
ARPU (in R$/month)	28.8	29.5	-2.4%	29.9	-3.7%
ARPU Inbound	12.6	13.2	-4.5%	13.8	-8.7%
ARPU Outgoing	16.2	16.3	-0.6%	16.1	0.6%
Total MOU (minutes)	94	77	22.1%	76	23.7%
MOU Inbound	32	33	-3.0%	35	-8.6%
MOU Outgoing	62	44	40.9%	41	51.2%
Employees	8,232	8,361	-1.5%	8,237	-0.1%
(*) source: Anatel

OPERATING HIGHLIGHTS

Signal and coverage quality, activity in Minas Gerais state, and directed campaigns, contributed to the growth of the customer base.
  The customer base at the end of the 2Q08 reached 40,435 thousand customers, which more than 22.5 million in GSM/EDGE technology, representing an increase of 19.7% in relation to 2Q07 and of 5.5% in relation to 1Q08. The quality leadership, the attractively and the portfolio of plans and handsets contributed to such growth, keeping Vivo in an absolute leadership position, with 30.4% market share in the end of the quarter. Vivo, without Telemig, reached 36,173 thousand customers in the quarter, a 5.4% growth in relation to the previous quarter.
  Net additions in 2Q08 totaled 2,125 thousand new customers, with a market share of net additions of 28.9%. This growth index also enabled Vivo in Minas Gerais state to recover its market leadership. Another information to be considered is the leadership in the market share of net additions in the postpaid segment, recording 36.6% of the net gain market share in the quarter for such kind of payment segment. The company has kept its focus on attracting and retaining value customers, maintaining rationality and seeking positive results.

Rationality in the acquisition cost.
  SAC  of R$ 86 in the 2Q08 decreased by 17,3% in relation to 2Q07 and by 2.3% in relation to 1Q08. The reduction was achieved as a result of lower expenses with customer acquisition subsidies, greater participation of handsets and SIM CARDS in the GSM technology, which have a lower cost. It was also partially affected by an increase in advertising expenses with the relevant campaigns in the period, and the launching of Vivo brand in Minas Gerais state.

Churn remained stable in relation to 2Q07. Data ARPU growth in relation to 2Q07.
  Churn of 2.6% in the quarter, remaining stable in relation to the same period of the last year. In relation to 1Q08, the variation remained almost stable, as a result of the efforts made for customer loyalty. The reward program has continued to contribute to customer loyalty, renewal of customer handsets and increased satisfaction with services rendered.
  The ARPU of R$ 28.8 in the quarter recorded a slight reduction of 3.7% in relation to 2Q07, despite the 19.7% increase in the customer base in the last 12 months. The outgoing ARPU remained almost stable when compared to 1Q08 and 2Q07. The data ARPU in this quarter is worthy of mention, having grown 30.4% in relation to the same period in of the last year. Excluding Telemig Celular, Vivo would record an ARPU of R$ 28.9 in the period.

Stimulation of ON-NET and fixed mobile traffic. Growth of the outgoing traffic due to the campaigns.
  The Blended MOU increased by 23.7% in relation to 2Q07, with an increase of 51.2% in the outgoing MOU, stimulated by usage incentive campaigns. These actions also explain the 22.1% growth in the Blended MOU when compared to 1Q08. Excluding Telemig, Vivo recorded a Blended MOU of 93 minutes, an increase of 20.8% and of 24.0% in relation to 2Q07 and 1Q08, respectively. Worthy of mention is the increase of 47.3% in the outgoing MOU in the comparison between 2Q08 and the same period of the previous year. The period’s campaigns stimulated the outgoing traffic, reducing the dependence on interconnection revenue.
  The total traffic recorded a 46.9% growth in 2Q08 in relation to 2Q07, emphasizing the 81.4% increase in the outgoing traffic. In the comparison between 2Q08 and 1Q08, the traffic increased by 26.3%, stimulated by the “Enhanced Bonus” (Bônus Turbinado) campaign, started on March 01, 2008 and the “Mother’s Day Campaign” – calls at R$ 0.05 for Vivo-Vivo, Vivo-fixed phone and SMS On Net – launched on April 11, 2008.  Worthy of mention is the mobile-fixed and on net mobile-mobile outgoing voice traffic, which recorded a positive variation of 125.9% and of 96.2%, respectively, in comparison with 2Q07.

NET OPERATING REVENUES - VIVO
						Combined
	Consolidated	Combined		Combined		Accum
R$ million	2 Q 08	1 Q 08	Δ%	2 Q 07	Δ%	2008	2007	Δ%
Subscription and Usage	1,525.7	1,510.2	1.0%	1,377.1	10.8%	3,035.9	2,699.9	12.4%
Network usage	1,446.6	1,462.0	-1.1%	1,334.1	8.4%	2,908.6	2,658.5	9.4%
Data Revenues plus VAS	351.9	343.1	2.6%	230.4	52.7%	695.0	466.2	49.1%
Other services	65.8	31.9	106.3%	21.2	210.4%	97.7	43.4	125.1%
Net service revenues	3,390.0	3,347.2	1.3%	2,962.8	14.4%	6,737.2	5,868.0	14.8%
Net handset revenues	401.3	334.1	20.1%	395.7	1.4%	735.4	654.2	12.4%
Net Revenues	3,791.3	3,681.3	3.0%	3,358.5	12.9%	7,472.6	6,522.2	14.6%

                                 OPERATING REVENUE

Growth in the revenue from the outgoing traffic. Growth of data revenue and VAS.

Total net revenue grew 12.9% over 2Q07, due to the growth of 14.4% in the service revenue, which represents growth in all components. In relation to 1Q08, the total net revenue increased by 3.0%, especially due to the growth in the revenue from sales of handsets because of the highest commercial activity, besides the evolution 1.3% in the service revenue for an increase in other revenues, similarly to the previous year.

The increase of 10.8% in "franchising and usage revenue", when compared to 2Q07, is mainly due to the increase in the total outgoing revenue, by 19.2%. This was due to the growth in the total outgoing traffic, the incentive to usage in the Mother’s Day campaign and the Enhanced Bonus(Bônus Turbinado). Worthy of mention are “other services”, which grew 106.3% in relation to 1Q08 and 210.4% over the previous year. The main reasons for these results were: registration to the promotions and favorites’ record, besides an increase of 6.8% in the average recharge value per customer.

Data revenue plus VAS accounted for 10.4% of the Total Service Revenue, a  52.7% growth in relation to the same period of 2007 (7.8% of the total service revenue in 2Q07). The largest selling service is the peer to peer SMS, which accounted for 48% in 2Q08 (50% in 1Q08) of the Data and VAS revenue, influenced by the aggressive offers in the quarter. This growth was due to the continuous increase in the revenue from peer to peer SMS, VIVO ZAP/FLASH/Deskmodem, Blackberry and Smartmail, SMS Interactivity and the diversification of the WAP portfolio, Contents and Games, which became possible due to new partnerships. Added to the foregoing are the actions designed to stimulate usage of the current services, such as Vivo Avisa, Mail Box and Voice Mail. In relation to 1Q08, the variation in the Data and VAS Revenue was 2.6%.

OPERATING COSTS - VIVO
						Combined
	Consolidated	Combined		Combined		Accum
R$ million	2 Q 08	1 Q 08	Δ%	2 Q 07	Δ%	2008	2007	Δ%
Personnel	(196.6)	(197.7)	-0.6%	(198.3)	-0.9%	(394.3)	(400.7)	-1.6%
Cost of services rendered	(1,008.4)	(955.5)	5.5%	(854.4)	18.0%	(1,963.9)	(1,668.6)	17.7%
Leased lines	(64.5)	(63.0)	2.4%	(70.4)	-8.4%	(127.5)	(136.1)	-6.3%
Interconnection	(553.7)	(511.5)	8.3%	(440.0)	25.8%	(1,065.2)	(853.7)	24.8%
Rent/Insurance/Condominium fees	(70.5)	(61.8)	14.1%	(61.0)	15.6%	(132.3)	(119.5)	10.7%
Fistel and other taxes and contributions	(164.5)	(159.5)	3.1%	(132.0)	24.6%	(324.0)	(271.2)	19.5%
Third-party services	(134.4)	(139.5)	-3.7%	(129.5)	3.8%	(273.9)	(237.6)	15.3%
Others	(20.8)	(20.2)	3.0%	(21.5)	-3.3%	(41.0)	(50.5)	-18.8%
Cost of goods sold	(604.1)	(533.6)	13.2%	(574.9)	5.1%	(1,137.7)	(943.8)	20.5%
Selling expenses	(909.1)	(735.2)	23.7%	(764.3)	18.9%	(1,644.3)	(1,415.2)	16.2%
Provision for bad debt	(90.8)	(90.0)	0.9%	(107.9)	-15.8%	(180.8)	(221.7)	-18.4%
Third-party services	(650.2)	(499.3)	30.2%	(526.3)	23.5%	(1,149.5)	(949.4)	21.1%
Customer loyalty and donatios	(128.1)	(108.8)	17.7%	(95.7)	33.9%	(236.9)	(173.4)	36.6%
Others	(40.0)	(37.1)	7.8%	(34.4)	16.3%	(77.1)	(70.7)	9.1%
General & administrative expenses	(175.7)	(188.1)	-6.6%	(176.3)	-0.3%	(363.8)	(339.3)	7.2%
Third-party services	(152.1)	(159.1)	-4.4%	(151.1)	0.7%	(311.2)	(286.4)	8.7%
Others	(23.6)	(29.0)	-18.6%	(25.2)	-6.3%	(52.6)	(52.9)	-0.6%
Other operating revenue (expenses)	(18.1)	233.6	n.a.	(32.5)	-44.3%	215.5	(122.3)	n.a.
Operating revenue	70.8	327.2	-78.4%	71.3	-0.7%	398.0	132.7	199.9%
Operating expenses	(114.0)	(91.5)	24.6%	(107.6)	5.9%	(205.5)	(253.7)	-19.0%
Other operating revenue (expenses)	25.1	(2.1)	n.a.	3.8	560.5%	23.0	(1.3)	n.a.
Total costs before depreciation / amortization	(2,912.0)	(2,376.5)	22.5%	(2,600.7)	12.0%	(5,288.5)	(4,889.9)	8.2%
Depreciation and amortization	(735.4)	(720.7)	2.0%	(652.3)	12.7%	(1,456.1)	(1,273.9)	14.3%
Total operating costs	(3,647.4)	(3,097.2)	17.8%	(3,253.0)	12.1%	(6,744.6)	(6,163.8)	9.4%

                                  OPERATING COSTS

Strict control over structural costs.

The 18.0% increase in the cost of the services rendered in 2Q08, when compared with 2Q07, is the result of a 25.8% increase in the interconnection costs caused by an increase in the total outgoing traffic and an increase in the Fistel fee, due to the growth of the customer base, in addition to expenses with rents, insurance and condominium fees. In comparison with 1Q08, it recorded an increase of 5.5% also due to the increase in interconnection costs and in rents, insurance and condominium fees, partially offset by a reduction in third-party services.

Commercial and operational efficiency.

The cost of goods sold recorded a 5.1% increase in 2Q08 in relation to the 2Q07. This was partially due to the 41.2% growth in the number of gross activations. When compared to the 1Q08, it shows an increase of 13.2%, compatible with the increase in the commercial activity generated by the Mother’s Day and Valentine’s Day campaigns, which stimulated sales in the period.

In the 2Q08, the selling expenses recorded a 18.9% increase over 2Q07, reflecting the increase in third parties’ service expenses, such as: advertising, publicity, donations, commissions, outsourced labor and client care, besides the increased customer loyalty costs, partially offset by the provision for bad debt reduction. In a comparison with the 1Q08 figures, the commercial expenses showed a 23.7% increase, particularly because of an increase in third parties' service expenses, especially those related to publicity and advertising in connection with implementing VIVO brand in Minas Gerais states, in addition to selling support expenses. The growth in customer loyalty costs between the compared quarters already reflects the efforts made to face the entry of the portability number and of a new competitor.

Provision for Bad Debtors under control, despite the intense commercial activity.

The Provision for Bad Debt – PDD in 1Q08 showed a reduction of 15.8% in 2Q08. The amount of R$ 90.8 million represents 1.7% of the total gross revenue, a drop of 0.6 percentile points in relation to the 2Q07 (2.3% of the total gross revenue). The comparison with 1Q08, which recorded R$ 90.0 million, reveals that it remained stable in relation to the evolution and to the percentage of the gross revenue. The collection actions and the strong control of credit granting have kept this item under strict control.

The general and administrative expenses remained stable in relation to 2Q07 and showed a reduction of 6.6% when compared to 1Q08. This was due to the decrease in expenses with third-party services, especially consulting, and others related to technical-administrative services, besides a reduction in rents, insurance, condominium fees and technical assistance. This behavior evidences the administrative costs control efficiency, despite the intense commercial activity.

Other Operating Revenue / Expenses recorded expenses of R$ 18.1 million, a reduction of 44.3% when compared to 2Q07, due to the entry of other revenues – which was partially affected by the drop in the revenue from recovered expenses. The comparison with 1Q08 is jeopardized by reason of the extraordinary values of R$ 240 million of ICMS tax reversal in Telemig, already explained at the time of the disclosure of Telemig’s 1Q08 results. By normalizing the 1Q08 results, an increase of 182.8% would be recorded as a result of the increase in expenses with taxes, charges and contributions, partially offset by the increase in the revenue from fines and others.

                                  EBITDA

EBITDA recorded an increase of 16.0% in the 2Q08 over the 2Q07.

The EBITDA (earnings before interests, taxes, depreciation and amortization) in the 2Q08 was R$ 879.3 million, an increase of 16.0% in relation to 2Q07, resulting in an EBITDA Margin of 23.2%. When compared to 1Q08, the EBITDA recorded a 32.6% reduction. The result recorded in 1Q08 is impacted by the extraordinary effect reported in Other Operating Revenues/Expenses. After being normalized, it would record R$ 1,064.8 million. In the comparison between 2Q08 and normalized 1Q08, a reduction of 17.4% was recorded, arising out of the effects of higher commercial activity and expenses referring to publicity and marketing for the beginning of the operations in Minas Gerais state. Vivo’s EBITDA, excluding Telemig, recorded R$ 799.6 million and 23.4% margin.

                                  DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded an increase of 12.7% in relation to 2Q07, due to the acceleration in the depreciation of TDMA and CDMA technology. When compared to 1Q08, it remained almost stable and in line with investments made in the period.

FINANCIAL REVENUES (EXPENSES) - VIVO
						Combined
	Consolidated	Combined		Combined		Accum
R$ million	2 Q 08	1 Q 08	Δ%	2 Q 07	Δ%	2008	2007	Δ%
Financial Revenues	67.1	101.4	-33.8%	57.4	16.9%	168.5	134.9	24.9%
Other financial revenues	84.2	102.0	-17.5%	57.9	45.4%	186.2	135.5	37.4%
(-) Pis/Cofins taxes on financial revenues	(17.1)	(0.6)	n.a.	(0.5)	n.a.	(17.7)	(0.6)	n.a.
Financial Expenses	(195.5)	(131.9)	48.2%	(173.9)	12.4%	(327.4)	(370.7)	-11.7%
Other financial expenses	(112.8)	(101.8)	10.8%	(108.7)	3.8%	(214.6)	(225.0)	-4.6%
Gains (Losses) with derivatives transactions	(82.7)	(30.1)	174.8%	(65.2)	26.8%	(112.8)	(145.7)	-22.6%
Exchange rate variation / Monetary variation	28.2	(23.5)	n.a.	0.4	n.a.	4.7	9.8	-52.0%
Net Financial Income	(100.2)	(54.0)	85.6%	(116.1)	-13.7%	(154.2)	(226.0)	-31.8%

Reduction of 13.7% in financial expenses in the 2Q08 over the 2Q07.

VIVO’s net financial expenses increased by R$ 46.2 million in 2Q08 over 1Q08. This variation is mainly explained by the extraordinary effect of the assessment of PIS/COFINS (R$ 16.2 million in the 2Q08) on the allocation of Interest on Own Capital, increase of financial charges on increased debt, arising out of the payments for the acquisition of the share control and of the Voluntary Tender Offer of Telemig and of 10% of the 3G licenses, besides an increase in interest rates effective in the period (2.70% in the 2Q08 and 2.53% in the 1Q08).

In comparison of 2Q08 over 2Q07, there was also a reduction of R$ 15.9 million in the net financial expense, due to the drop in the interest rate in the period (2.70% in 2Q08 and 2.89% in 2Q07), in addition to extinguishment of CPMF assessment in 2008.

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total

Financial institutions	2,502.5	1,428.5	7.7	1,002.9	799.0	5,740.6
Fixcel – TCO’s Acquisition	24.2	0.0	0.0	0.0	0.0	24.2
Total	2,526.7	1,428.5	7.7	1,002.9	799.0	5,764.8
Exchange rate used		1.969322	0.031127	1.591900	0.014991
Payment Schedule - Long Term

2008	19.0	100.0	1.2	0.0	165.6	285.8
as from 2008	1,366.0	1,294.6	3.9	581.3	20.3	3,266.1
Total	1,385.0	1,394.6	5.1	581.3	185.9	3,551.9

NET DEBT - VIVO
	Consolidated	Combined
	Jun 30.08	Mar 31.08	Jun 30.07
Short Term	2,212.9	2,211.6	1,226.9
Long Term	3,551.9	2,755.5	2,632.9
Total debt	5,764.8	4,967.1	3,859.8
Cash and cash equivalents	(2,594.5)	(3,178.2)	(1,527.6)
Derivatives	404.0	438.2	655.9
Net Debt	3,574.3	2,227.1	2,988.1

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Increase in net debt, however with positive effect from Telemig’s cash.

On June 30, 2008, VIVO’s debt for loans and financing amounted to R$ 5,764.8 million (R$ 4,967.1 million on March 31, 2008), 31.4% of which is denominated in foreign currency. The Company has executed hedge contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by the Company’s available cash and financial investments of R$ 2,594.5 million (R$3,178.2 million on March 31, 2008), as well as by derivative assets and liabilities of R$ 404.0 million (R$ 438.2 million on March 31, 2008) payable, finally resulting in a net debt of R$ 3,574.3 million. Additionally, the Company has entered into “swap“ transactions – CDI Post x Pre fixed, in order to partially protect it against fluctuations in domestic interest rates. The transactions covered totaled R$ 112.5 million (R$ 109.5 million on March 31, 2008).

The increase in Vivo’s net debt in 2Q08 in relation to 1Q08 as well as 2Q07 was mainly due to the acquisition of Telemig Celular Participações S/A (payment of R$ 1,233.1 million for the share control and of R$ 522.3 million for the Voluntary Public Tender Offer) and of the payment of 10% of the 3G licenses in the amount of R$ 120.1 million, which were offset by the strong cash generation by the Company in the period.

If we analyze separately the evolution of Vivo’s net debt from the effect of the acquisition of Telemig Celular Participações S/A, we would have a decrease in the net debt of 14.3% in the quarter (from R$  2,907.7 million in 1Q08 to R$ 2,492.3 million in 2Q08) and of 25.3% in the year (R$ 3,336.3 million in 2Q07).

Period Result	A Net Loss of R$ 59.5 million was recorded in the period. The operating profit (EBIT) grew 36.4% when compared to 2Q07, recording R$ 143.9 million in the quarter.
Capital Market

The shares of Vivo Participações were traded in 100% of the trading floor sessions of the São Paulo Stock Exchange and of the New York Stock Exchange in this quarter. The common shares devaluated by 14.1% while the preferred shares recorded a slight appreciation of 0.6%, always in comparison with the last trading day in the quarter.

Shareholding Structure and Capital Stock Composition

New Corporate Structure after the Voluntary Tender Offer and Capital Increase

Portugal Telecom SGPS S.A.
T 0.01%
T 100%
Telefónica S.A.
T 50.00%
T 50.00%
T 49.99%
PT Móveis SGPS S.A.
Controlling Shareholder Group (Brasilcel, NV)
ON = Common Shares
PN = Preferred Shares
T = Total
ON 89.52%
PN 48.67%
T 63.54%
ON 10.48%
PN 50.85%
T 36.16%
VIVO PARTICIPAÇÕES S.A.
Others shareholders
ON 53.90%
PN 4.27%
T 22.72%
ON 100%
PN n/a
T 100%
ON 100%
PN n/a
T 100%
ON 0.00 %
PN 31.91%
T 20.04%
Telemig Celular Participações S.A.
TCO IP S.A.
VIVO S.A.
ON 89.17%
PN 79.68%
T 83.25%
ON 0.00 %
PN 6.04%
T 3.77%
Telemig Celular S.A.

SHAREHOLDING COMPOSITION OF THE CAPITAL STOCK OF VIVO PARTICIPAÇÕES S,A, ON 06/30/2008
Shareholders	Common Shares		Preferred Shares		TOTAL
Portelcom Participações S.A.	76,774,499	14.3%	16,825,449	1.8%	93,599,948	6.3%
Brasilcel. N.V.	222,877,507	41.5%	364,350,055	38.9%	587,227,562	39.8%
Sudestecel Participações LTDA	90,189,984	16.8%	4,678,209	0.5%	94,868,193	6.4%
Avista Participações LTDA	9,630,458	1.8%	46,613,811	5.0%	56,244,269	3.8%
TBS Celular Participações LTDA	68,818,554	12.8%	1,165,797	0.1%	69,984,351	4.7%
Tagilo Participações LTDA	12,061,046	2.2%	22,625,728	2.4%	34,686,774	2.4%
Controlling Shareholder Group	480,352,048	89.5%	456,259,049	48.7%	936,611,097	63.5%
Treasury shares	0	0.0%	4,494,900	0.5%	4,494,900	0.3%
Others shareholders	56,249,330	10.5%	476,722,093	50.9%	532,971,423	36.2%
TOTAL	536,601,378	100.0%	937,476,042	100.0%	1,474,077,420	100.0%

Acquisition of Telemig Celular Participações and Telemig Celular.

Voluntary Public Tender Offer of Preferred Shares.

Capital increase

Subsequent event

Public Tender  Offer for Disposal of the Share Control

Vivo Participações S.A., under the terms of CVM Instruction no. 358/02, on April 03 communicated the effective transfer of the share control of Telemig Celular Participações and, indirectly, of its controlled company, Telemig Celular. On that same date, Vivo Part disposed of all the 1,292,679 common shares and 3,715 preferred shares in Tele Norte acquired from Telpart to Telemar Norte Leste S.A., for the same price and under the same conditions set forth in the Purchase and Sale Agreement entered into with Telpart. The price for the 7,258,108 common shares and 969,932 preferred shares of Telemig Par paid on that date (04/03/2008), already added by the remunerations provided for in the Purchase and Sale Agreement entered into with Telpart, corresponds to one billion, one hundred and sixty-two million, five hundred and ninety-four thousand, three hundred and seventy-seven reais and forty-four cents (R$ 1,162,594,377.44), equivalent to the approximate value of one hundred and fifty-one reais and seventeen cents (R$ 151.17) per common share and of sixty-seven reais and forty-three cents (R$ 67.43) per preferred share of Telemig Par acquired. The prices paid for the common shares of Telemig Participações were approximately two thousand, six hundred and twenty-five reais and four cents (R$ 2,625.04) per common share of Telemig Celular S.A.

On April 08, Vivo published a Call Notice referring to the Voluntary Public Tender Offer for acquisition, through TCO IP, its wholly-owned subsidiary, of up to 1/3 of the outstanding preferred shares of Telemig Celular Participações and of Telemig Celular and, in the case of Telemig Celular Participações the offering was extended to the holders of ADS’s in the North-American market. The offered price for the acquisition was six hundred and fifty-four reais and seventy-two cents (R$ 654.72) per preferred share of Telemig Celular and of sixty-three reais and ninety cents (R$ 63.90) per preferred share of Telemig Celular Participações. In the end of the offering, on May 15, 2008, Vivo became the owner of a 42.76% interest in the capital stock of Telemig Participações.

Vivo approved at an extraordinary meeting, on May 26, 2008, the increase in the capital stock arising out of corporate reorganization processes, involving the company and its merged, controlled and controlling companies. The amortization of the premium resulting from these corporate reorganization processes created an accumulated tax benefit of R$ 362,742,315.02. Out of this total, R$ 179,862,185.37 correspond to the fiscal year ended on 12/31/2006 and R$ 182,880,129.65 correspond to the fiscal year ended on 12/31/2007, representing credits to the benefit of the controlling shareholders. The capital stock of the company increased from current R$ 6,347,784,334.54 to R$ 6,710,526,649.56, upon issuance of 31,959,675 new shares, of which 11,669,713 are common shares and 20,289,962 are preferred shares, in the amount of R$ 11.35 per share. Each shareholder has the right to subscribe 0.02223092 per share owned, for both classes of shares, ensuring the preemptive right set forth in article 171 of Law no. 6404/76. The proceeds arising out of the exercise of the preemptive right were proportionally credited to the companies, the holders of such capitalizable credits. The period for exercise of the preemptive right was from 05/28/2008 until 06/27/2008. After the conclusion of the Capital increase, the controlling group started holding 63.54% of Vivo’s total capital.

On July 15, Vivo published the call notice for launching of the Public Tender Offer of Shares for Disposal of the Share Control for acquisition of the outstanding common shares in continuance with the acquisition of Telemig Celular Participações and of Telemig Celular. The price payable for the ON Shares of Telemig Celular Participações to be sold at the Auction (as defined in item 3.3 of the Call Notice) by the non-controlling shareholders accepting the respective Offer shall be R$ 120.93 per Common Share and for the ON Shares of Telemig Celular to be sold at the Auction by non-controlling shareholders accepting the respective Offer shall be R$ 2,100.03 per Common Share. The prices referred to herein shall be paid cash, being updated since the Closing Date until the date of the financial settlement of the Auctions at the rate of the Certificate of Interbank Deposit – CDI available for the period. Two (2) independent auctions shall be held at the Mega Bolsa on August 15, 2008. The physical and financial settlement of the Offers shall be carried out on a gross payment basis, in accordance with the rules provided for by the CBLC on the third (3rd) business day after the date on which the Auctions are held.
More information about the transactions, voluntary public offer of preferred and voluntary public offer of common shares is available in Vivo’s web site – Investor Relations (www.vivo.com.br/ri).

CONSOLIDATED INCOME STATEMENTS - VIVO
	Consolidated	Combined		Combined		Combined
R$ million	2 Q 08	1 Q 08	Δ%	2 Q 07	Δ%	2008	2007	Δ%
Gross Revenues	5,345.5	5,112.7	4.6%	4,776.6	11.9%	10,458.2	9,176.3	14.0%
Gross service revenues	4,540.9	4,430.2	2.5%	3,911.9	16.1%	8,971.1	7,746.1	15.8%
Deductions – Taxes and others	(1,150.9)	(1,083.0)	6.3%	(949.1)	21.3%	(2,233.9)	(1,878.1)	18.9%
Gross handset revenues	804.6	682.5	17.9%	864.7	-7.0%	1,487.1	1,430.2	4.0%
Deductions – Taxes and others	(403.3)	(348.4)	15.8%	(469.0)	-14.0%	(751.7)	(776.0)	-3.1%

Net Revenues	3,791.3	3,681.3	3.0%	3,358.5	12.9%	7,472.6	6,522.2	14.6%
Net service revenues	3,390.0	3,347.2	1.3%	2,962.8	14.4%	6,737.2	5,868.0	14.8%
Subscription and Usage	1,525.7	1,510.2	1.0%	1,377.1	10.8%	3,035.9	2,699.9	12.4%
Network usage	1,446.6	1,462.0	-1.1%	1,334.1	8.4%	2,908.6	2,658.5	9.4%
Data Revenues plus VAS	351.9	343.1	2.6%	230.4	52.7%	695.0	466.2	49.1%
Other services	65.8	31.9	106.3%	21.2	210.4%	97.7	43.4	125.1%
Net handset revenues	401.3	334.1	20.1%	395.7	1.4%	735.4	654.2	12.4%

Operating Costs	(2,912.0)	(2,376.5)	22.5%	(2,600.7)	12.0%	(5,288.5)	(4,889.9)	8.2%
Personnel	(196.6)	(197.7)	-0.6%	(198.3)	-0.9%	(394.3)	(400.7)	-1.6%
Cost of services rendered	(1,008.4)	(955.5)	5.5%	(854.4)	18.0%	(1,963.9)	(1,668.6)	17.7%
Leased lines	(64.5)	(63.0)	2.4%	(70.4)	-8.4%	(127.5)	(136.1)	-6.3%
Interconnection	(553.7)	(511.5)	8.3%	(440.0)	25.8%	(1,065.2)	(853.7)	24.8%
Rent/Insurance/Condominium fees	(70.5)	(61.8)	14.1%	(61.0)	15.6%	(132.3)	(119.5)	10.7%
Fistel and other taxes and contributions	(164.5)	(159.5)	3.1%	(132.0)	24.6%	(324.0)	(271.2)	19.5%
Third-party services	(134.4)	(139.5)	-3.7%	(129.5)	3.8%	(273.9)	(237.6)	15.3%
Others	(20.8)	(20.2)	3.0%	(21.5)	-3.3%	(41.0)	(50.5)	-18.8%
Cost of handsets	(604.1)	(533.6)	13.2%	(574.9)	5.1%	(1,137.7)	(943.8)	20.5%
Selling expenses	(909.1)	(735.2)	23.7%	(764.3)	18.9%	(1,644.3)	(1,415.2)	16.2%
Provision for bad debt	(90.8)	(90.0)	0.9%	(107.9)	-15.8%	(180.8)	(221.7)	-18.4%
Third-party services	(650.2)	(499.3)	30.2%	(526.3)	23.5%	(1,149.5)	(949.4)	21.1%
Costumer loyalty and donations	(128.1)	(108.8)	17.7%	(95.7)	33.9%	(236.9)	(173.4)	36.6%
Others	(40.0)	(37.1)	7.8%	(34.4)	16.3%	(77.1)	(70.7)	9.1%
General & administrative expenses	(175.7)	(188.1)	-6.6%	(176.3)	-0.3%	(363.8)	(339.3)	7.2%
Third-party services	(152.1)	(159.1)	-4.4%	(151.1)	0.7%	(311.2)	(286.4)	8.7%
Others	(23.6)	(29.0)	-18.6%	(25.2)	-6.3%	(52.6)	(52.9)	-0.6%
Other operating revenue (expenses)	(18.1)	233.6	n.a.	(32.5)	-44.3%	215.5	(122.3)	n.a.
Operating revenue	70.8	327.2	-78.4%	71.3	-0.7%	398.0	132.7	199.9%
Operating expenses	(114.0)	(91.5)	24.6%	(107.6)	5.9%	(205.5)	(253.7)	-19.0%
Other operating revenue (expenses)	25.1	(2.1)	n.a.	3.8	560.5%	23.0	(1.3)	n.a.

EBITDA	879.3	1,304.8	-32.6%	757.8	16.0%	2,184.1	1,632.3	33.8%
Margin %	23.2%	35.4%	-12.2 p.p.	22.6%	0.6 p.p.	29.2%	25.0%	4.2 p.p.

Depreciation and Amortization	(735.4)	(720.7)	2.0%	(652.3)	12.7%	(1,456.1)	(1,273.9)	14.3%

EBIT	143.9	584.1	-75.4%	105.5	36.4%	728.0	358.4	103.1%

Net Financial Income	(100.2)	(54.0)	85.6%	(116.1)	-13.7%	(154.2)	(226.0)	-31.8%
Financial Revenues	67.1	101.4	-33.8%	57.4	16.9%	168.5	134.9	24.9%
Other financial revenues	84.2	102.0	-17.5%	57.9	45.4%	186.2	135.5	37.4%
(-) Pis/Cofins taxes on financial revenues	(17.1)	(0.6)	n.a.	(0.5)	n.a.	(17.7)	(0.6)	n.a.
Financial Expenses	(195.5)	(131.9)	48.2%	(173.9)	12.4%	(327.4)	(370.7)	-11.7%
Other financial expenses	(112.8)	(101.8)	10.8%	(108.7)	3.8%	(214.6)	(225.0)	-4.6%
Gains (Losses) with derivatives transactions	(82.7)	(30.1)	174.8%	(65.2)	26.8%	(112.8)	(145.7)	-22.6%
Exchange rate variation / Monetary variation	28.2	(23.5)	n.a.	0.4	n.a.	4.7	9.8	-52.0%
Non-operating revenue/expenses	(37.6)	0.4	n.a.	(6.3)	496.8%	(37.2)	(7.2)	416.7%
Taxes	(48.2)	(241.9)	-80.1%	(40.7)	18.4%	(290.1)	(151.9)	91.0%
Changes in shareholders´ Equity that do not affect income	0.0	0.0	n.a.	1.0	n.a.	0.0	1.0	n.a.
Minority Interest	(17.4)	(32.4)	-46.3%	(8.5)	104.7%	(49.8)	(16.0)	211.3%

Net Income	(59.5)	256.2	n.a.	(65.1)	-8.6%	196.7	(41.7)	n.a.

CONSOLIDATED BALANCE SHEET - VIVO
R$ million	Consolidated	Combined
ASSETS	Jun 30. 08	Mar 31. 08	Δ %

Current Assets	8,167.7	8,565.5	-4.6%
Cash and banks	37.2	27.2	36.8%
Temporary cash investments	2,502.8	3,097.9	-19.2%
Temporary cash investments (collateral)	34.5	33.4	3.3%
Net accounts receivable	2,303.6	2,239.9	2.8%
Inventory	567.7	439.1	29.3%
Prepayment to Suppliers	1.8	2.5	-28.0%
Deferred and recoverable taxes	1,993.4	1,920.7	3.8%
Derivatives transactions	5.1	14.9	-65.8%
Prepaid Expenses	505.7	615.5	-17.8%
Other current assets	215.9	174.4	23.8%

Non- Current Assets	13,558.0	11,757.3	15.3%
Long Term Assets:
Temporary cash investments (as collateral)	20.1	19.7	2.0%
Deferred and recoverable taxes	2,466.1	2,474.2	-0.3%
Derivatives transactions	9.8	28.1	-65.1%
Prepaid Expenses	66.5	57.3	16.1%
Other long term assets	40.0	61.3	-34.7%
Investment	1,560.4	589.6	164.7%
Plant. property and equipment	6,555.1	6,739.2	-2.7%
Net intangible assets	2,790.2	1,724.3	61.8%
Deferred assets	49.8	63.6	-21.7%

Total Assets	21,725.7	20,322.8	6.9%

LIABILITIES

Current Liabilities	8,236.8	6,984.8	17.9%
Personnel. tax and benefits	160.9	130.8	23.0%
Suppliers and Consignment	3,065.9	2,715.1	12.9%
Taxes. fees and contributions	648.6	602.3	7.7%
Loans and financing	2,212.9	2,214.0	0.0%
Interest on own capital and dividends	27.8	79.6	-65.1%
Contingencies provision	80.7	89.6	-9.9%
Derivatives transactions	357.0	468.3	-23.8%
Licence Concession	1,009.2	5.8	n.a.
Other current liabilities	673.8	679.3	-0.8%

Non-Current Liabilities	4,230.9	3,342.8	26.6%
Long Term Liabilities:
Taxes. fees and contributions	216.7	195.8	10.7%
Loans and financing	3,551.9	2,755.5	28.9%
Contingencies provision	158.8	139.2	14.1%
Derivatives transactions	61.9	12.9	379.8%
Licence Concession	67.3	71.0	-5.2%
Result of future exercise	5.9	1.4	321.4%
Other long term liabilities	168.4	167.0	0.8%
Minority interest	929.6	211.7	339.1%
Shareholder's Equity	8,328.4	9,783.5	-14.9%
Total Liabilities and Shareholder's Equity	21,725.7	20,322.8	6.9%

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In million of Brazilian reais)	Consolidated	Combined	Combined	Combined
OPERATING ACTIVITIES	2Q 08	1Q 08	2Q 07	Accum 2008	Accum 2007
Net income (loss)	(59.5)	256.2	(65.0)	196.7	(41.7)

Adjustments to reconcile net income (loss) to cash
provided by operating activities:
Minority interest	17.4	32.4	8.5	49.8	16.0
Depreciation and amortization	734.8	720.9	652.6	1,455.7	1,274.5
Depreciation of shared systems	0.1	-	-	0.1	-
(Gain) loss on property. plant and equipment disposals	37.9	(0.5)	7.4	37.4	8.1
Loss in forward. swap and option contracts	308.5	(69.0)	227.6	239.5	402.6
Monetary and exchange variation	(14.0)	(18.5)	(13.6)	(32.5)	(28.8)
Allowance for doubtful accounts receivable	(250.9)	120.0	(145.1)	(130.9)	(227.4)
Provision for loss on investment	90.8	90.0	107.9	180.8	221.7
Reserve for pension and other post-retirementbenefit plans	0.4	0.1	2.3	0.5	2.7
Other results derivated from non operational activities	17.4	-	-	17.4	-

(Increase) decrease in operational assets:
Trade accounts receivable	(154.5)	81.7	(102.5)	(72.8)	(115.1)
Inventories	(128.7)	(27.1)	(54.8)	(155.8)	(25.0)
Deferred and recoverable taxes	(64.6)	229.6	5.3	165.0	181.2
Other current and noncurrent assets	754.8	(519.3)	22.9	235.5	(285.0)

(Increase) decrease in operational liabilities:
Payroll and related accruals	30.0	(77.4)	(13.4)	(47.4)	(20.1)
Trade accounts payable	350.7	(749.8)	(280.9)	(399.1)	(381.6)
Interest payable	(12.8)	18.5	(35.2)	5.7	(44.4)
Taxes payable	67.2	(110.8)	18.8	(43.6)	(0.7)
Reserve for contingencies	10.7	10.5	12.3	21.2	63.9
Other current and noncurrent liabilities	300.0	(0.4)	7.9	377.9	(27.7)

Net cash provided by operating activities	2,035.7	(12.9)	363.0	2,101.1	973.2

INVESTING ACTIVITIES
Additions to property. plant and equipment and intangible	(1,547.2)	(265.4)	(355.1)	(1,890.9)	(599.8)
Additions to deferred assets	(7.0)	(2.1)	(0.3)	(9.1)	(0.4)
Other investments	(1,073.9)	-	-	(1,073.9)	-
Cash received on sale of property. plant and equipment	3.5	2.3	0.9	5.8	1.6
Net cash provided by investing activities	(2,624.6)	(265.2)	(354.5)	(2,968.1)	(598.6)

FINANCING ACTIVITIES
New loans and debentures obtained	1,280.0	565.3	244.2	1,845.3	291.4
Loans paid	(220.9)	(269.6)	(421.6)	(490.5)	(831.9)
Net settlement on derivative contracts	(339.7)	(32.8)	(116.6)	(372.5)	(290.8)
Interest on shareholders’ equity and dividends paid to minorities	(51.7)	(0.1)	(36.2)	(51.8)	(36.5)
Net cash from (used in) financing activities	667.7	262.8	(330.2)	930.5	(867.8)

INCREASE IN CASH AND CASH EQUIVALENTS	78.8	(15.3)	(321.7)	63.5	(493.2)

CASH AND CASH EQUIVALENTS
At the beginning of the year	2,186.0	2,201.3	1,252.3	2,201.3	1,423.8
At the end of the year	2,264.8	2,186.0	930.6	2,264.8	930.6
	78.8	(15.3)	(321.7)	63.5	(493.2)

CONFERENCE CALL – 2Q08

In Portuguese

Date: July 30, 2008 (Wednesday)
Time: 09:00 a.m. (Brasília time) and 08:00 a.m. (New York time)
Telephone number: (11) 2188-0188
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ri

The conference call audio replay will be available at telephone number (11) 2188-0188 code: VIVO or in our website.

CONFERENCE CALL – 2Q08

In English

Date: July 30, 2008 (Wednesday)
Time: 10:30 a.m. (Brasília time) and 09:30 a.m. (New York time)
Telephone number: (+1 412) 858-4600
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available at telephone number (+1 412) 317-0088 code: 6076#1 or in our website

VIVO – Investor Relations
Ernesto Gardelliano Carlos Raimar Schoeninger Janaina São Felicio

Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telephone: +55 11 7420-1172
e-mail: ir@vivo.com.br

Information available in the website:  http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSÁRIO

Financial Terms:

CAPEX – Capital Expenditure.
Working capital = Operational Current assets – Operational Current liabilities.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
IST = Telecommunications Services Index.
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days, includes part of clients under negotiation.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted for the same primary area code.
VC3 – Communication values for Calls outside the primary area code.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts over revenue and interconnection cost, which ceased to be charged as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 31, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.